SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 20 April 2012

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND (the "Bank")

Related Party Transaction Disclosure
20 April 2012

On 27 July 2011, the Bank announced the investment of up to €1.123 billion in Ordinary Stock in the Bank by a group of significant institutional investors and fund managers comprising Fairfax, WL Ross, CRMC, Fidelity Investments and Kennedy Wilson (collectively the "Investors"), by way of purchases by the Investors from the NPRFC of units of Ordinary Stock of the Bank at a price of €0.10 per unit pursuant to Stock Purchase Agreements (the "Investment"), which was considered a related party transaction.

As disclosed in the Shareholder Circular of 24 August 2011, the Bank agreed to pay each of the Investors a fee of 0.5 per cent. of the price paid by such Investor pursuant to the Stock Purchase Agreements. In addition, the Bank agreed to reimburse the vouched costs and expenses of the Investors in connection with the Investment which amounted to €2.7 million in aggregate.

The disclosure in the Shareholder Circular of 24 August 2011 should also have been included in note 56 to the annual report and accounts for the year ended 31 December 2011 but was inadvertently omitted in error.

End

For further information please contact:

Bank of Ireland
Andrew Keating               Group Chief Financial Officer                     +353 (0)766 23 5141
Tony Joyce                        Head of Group Investor Relations            +353 (0)766 23 4729
Dan Loughrey                    Head of Group Communications               +353 (0)766 23 4770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  20 April, 2012